AsiaFIN Holdings Corp.

Suite 30.02, 30th Floor, Menara KH (Promet)

Jalan Sultan Ismail

50250 Kuala Lumpur

Malaysia

July 28, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suying Li and Rufus Decker

Re:	AsiaFIN Holdings Corp. Form 10-K for Fiscal Year Ended December 31, 2024 Item 2.02 Form 8-K filed June 3, 2025 Response dated July 9, 2025 File No. 000-5642.

Ladies and Gentlemen:

By letter dated July 23, 2025, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided AsiaFIN Holdings Corp. (the “Company,” “we,” “us” or “our”) with its further comment to the Company’s Form 8-K filed on June 3, 2025. We are in receipt of your letter and we respectfully set forth below our response to your comment. For your convenience, the comment is listed below, followed by the Company’s response.

Item 2.02 Form 8-K filed June 3, 2025

Exhibit 99.1

1.	We read your response to prior comment 2. Please confirm that you will include directly in future Item 2.02 Forms 8-K all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure presented, regardless of whether a non-GAAP measure is also presented in a Form 10-K or Form 10-Q. Refer to Instruction 2 to Item 2.02 of Form 8-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: We hereby confirm that we will include directly in future Item 2.02 Forms 8-K all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure presented, regardless of whether a non-GAAP measure is also presented in a Form 10-K or Form 10-Q.

Thank you for the opportunity to respond to your comment. If you have additional questions or comments, please contact the undersigned at kcwong@asiafingroup.com or +60 123733783.

Very truly yours,

/s/ Kai Cheong Wong
Kai Cheong Wong
Chief Executive Officer